UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Korro Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

500946108

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500946108	13D	Page 2 of 23 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 500946108	13D	Page 3 of 23 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 500946108	13D	Page 4 of 23 Pages

1.	NAMES OF REPORTING PERSONS. NEA 17 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 500946108	13D	Page 5 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 6 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,332 shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 5,332 shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,268 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 7 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 8 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 9 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 10 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Edward T. Mathers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 11 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 12 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 13 of 23 Pages

1.	NAMES OF REPORTING PERSONS. Rick Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,072,936 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,072,936 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,936 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 500946108	13D	Page 14 of 23 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Korro Bio, Inc. (f/k/a Frequency Therapeutics, Inc.) (the “Issuer”) having its principal executive office at One Kendall Square, Building 600-700, Cambridge, MA 02139.

Item 2. Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 17, L.P. (“NEA 17”); NEA Partners 17, L.P. (“NEA Partners 17”), which is the sole general partner of NEA 17; and NEA 17 GP, LLC (“NEA 17 LLC” and, together with NEA Partners 17, the “Control Entities”), which is the sole general partner of NEA Partners 17; and

(b) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”). The Managers are the managers of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 17, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani and Mathers is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of NEA 17 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of each of the Managers is to manage the Control Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 17 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 17 and NEA Partners 17 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 500946108	13D	Page 15 of 23 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On November 3, 2023, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of July 14, 2023 (the “Merger Agreement”), by and among the Issuer, Korro Bio, Inc., a Delaware corporation (“Legacy Korro”) and Frequency Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Legacy Korro, with Legacy Korro continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”). Upon the closing of the Merger, the Issuer was renamed Korro Bio, Inc.

On July 14, 2023, in connection with the Merger Agreement, NEA 17 and other investors entered into a securities purchase agreement with Legacy Korro (the "Subscription Agreement"), pursuant to which NEA 17 purchased 3,597,122 shares of common stock of Legacy Korro at a purchase price of approximately $2.78 per share (the “Pre-Closing Financing”). The Pre-Closing Financing closed immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger.

Prior to the closing of the Merger, NEA 17 acquired in a series of private transactions, shares of Legacy Korros (collectively the “Prior NEA 17 Prefered Shares”), as follows; (i) 6,126,923 shares of Series Seed 3 Preferred Stock, (ii) 8,928,572 shares of Series A Preferred Stock (iii) 1,532,567 shares of Series B-1 Preferred Stock and (iv) 1,438,849 shares of Series B-2 Preferred Stock for an aggregate purchase price of $35,965,001.37. Immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger, each Prior NEA 17 Prefered Share was converted into one share of Legacy Korro’s common stock (each a “Prior NEA 17 Share”). At the Effective Time, each Prior NEA 17 Share was converted to a right to receive 0.049688 of a share of the Issuer’s Common Stock, after giving effect to a reverse stock split of the Issuer's Common Stock of 1-for-50.

Following the closing of the Merger, NEA 17 now holds a total of 1,072,936 shares of the Issuer’s Common Stock (the “NEA 17 Shares”).

The working capital of NEA 17 is the source of the funds for the purchase of the NEA 17 Shares. No part of the purchase price of the NEA 17 Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

Item 4. Purpose of Transaction.

NEA 17 agreed to acquire the NEA 17 Shares for investment purposes. Subject to the Lock-Up Agreement, Registration Rights Agreement and depending on market conditions, NEA 17’s continuing evaluation of the business and prospects of the Issuer and other factors, NEA 17 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 500946108	13D	Page 16 of 23 Pages

Item 5. Interest in Securities of the Issuer.

(a)	NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares. As members of NEA 17 LLC, each of the Managers may be deemed to own beneficially the NEA 17 Shares.

As of November 3, 2023, Behbahani is the record owner of vested options to purchase 5,332 shares of Common Stock (the “Behbahani Option Shares”), exercisable within 60 days.

Each Reporting Person disclaims beneficial ownership of the NEA 17 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 8,001,283 shares of Common Stock (the “Form 8-K Shares”) reported by the Issuer to be outstanding as of November 3, 2023 on the Issuer’s Form 8-K (the “Form 8-K”), filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023. The percentage set forth on the cover sheet for Behbahani is calculated based on 34,842,446 shares of Common Stock, which includes (i) the Form 8-K Shares and (ii) the Behbahani Option Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 500946108	13D	Page 17 of 23 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the Merger, the Issuer entered into lock-up agreement (the “Lock- Up Agreement”) with certain of its stockholders, including NEA 17, which restrict transfer of the NEA 17 Shares (other than any shares acquired in the Pre-Closing Financing) for a period of 180 days following November 3, 2023, subject to certain limited exceptions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is filed by the Issuer as Exhibit 10.3 to the Form 8-K and incorporated herein by reference.

Pursuant to the Subscription Agreement, Legacy Korro and the purchasers, including NEA 17, in the Pre-Closing Financing entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a shelf registration statement covering the resale of covered shares of the Issuer’s Common Stock within three business days of the closing of the Merger pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Issuer filed this registration statement with the SEC on November 6, 2023. The Issuer also agreed to use its reasonable best efforts to keep such registration statement continuously effective under the Securities Act until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 of the Securities Act, or Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for it to be in compliance with the current public information requirement under Rule 144, and (b) five years after the date of the registration rights agreement. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of the securityholders and indemnify the applicable securityholders against certain liabilities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, filed by the Issuer as Exhibit 10.2 to the Form 8-K and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 500946108	13D	Page 18 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 17th day of November, 2023.

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 17 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 500946108	13D	Page 19 of 23 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 500946108	13D	Page 20 of 23 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Korro Bio, Inc.

EXECUTED this 17th day of November, 2023.

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 17 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 500946108	13D	Page 21 of 23 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 500946108	13D	Page 22 of 23 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 500946108	13D	Page 23 of 23 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang